PURE GOLD MINERALS INC. T.PUG

82-3520

Date:	November 10, 2003
Company:	SEC 202-942-9624
Attention:	Insider Reporting **Pages:** 2
From:	Don Sheldon

03037304

03 NOV 12 AM 7:21

STRICTLY CONFIDENTIAL
Please deliver to addressee immediately

Please see the attached.

SUPPL

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

dlw 11/12

Page 1of1

FORM 55-102F6 12g 82-3520
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PURE GOLD MINERALS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 22 09 03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SHELDON

GIVEN NAMES: DONALD R.

NO. STREET APT: 1255 WEST PENDER STREET

CITY: VANCOUVER

PROV: BC. POSTAL CODE: V6E2V1

BUSINESS TELEPHONE NUMBER: 604-687-2038

BUSINESS FAX NUMBER: 604-687-3141

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☒ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☒ ONTARIO
- ☐ QUÉBEC
- ☒ SASKATCHEWAN

Y SEC.

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
WARRANTS	56250									56250	1	
WARRANTS	860000									860000	2	D.S. Management
OPTIONS	3733165									3733165	1	
COMMON	813487	31	10	03	10	66000		.09		879487	1	
		31	10	03	10	139000		.095		1018487	1	
		31	10	03	10	265000		.10		1283487	1	
		31	10	03	10	10000		.095		1293487	1	
		31	10	03	10	20000		.10		1313487	1	

ATTACHMENT ☐ YES ☒ NO

BOX 6. REMARKS

I own 100% of D.S. Management.

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DONALD R. SHELDON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 10 11 03

KEEP A COPY FOR YOUR FILE

BCBC 55-102F6 Rev. 2001/07/25

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE